UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

19 Duncan Street, Toronto,

Ontario M5H 3H1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION

By:	/s/ Jennifer Ruddick
Name:	Jennifer Ruddick
Title:	Deputy Company Secretary

Date: March 21, 2025

EXHIBIT INDEX

Exhibit Number	Description

99.1	Second Amended and Restated Indenture, dated as of March 20, 2025, among Thomson Reuters Corporation, as issuer, the subsidiary guarantors party thereto, Computershare Trust Company of Canada, as Trustee, and Deutsche Bank Trust Company Americas, as Trustee.

99.2	Tenth Supplemental Indenture, dated as of March 20, 2025, among Thomson Reuters Corporation, as issuer, Computershare Trust Company of Canada, as Trustee, and Deutsche Bank Trust Company Americas, as Trustee.

99.3	Indenture, dated as of March 20, 2025, among TR Finance LLC, as issuer, Thomson Reuters Corporation, as guarantor, the subsidiary guarantors party thereto, Computershare Trust Company of Canada, as Trustee, and Deutsche Bank Trust Company Americas, as Trustee.

99.4	First Supplemental Indenture, dated as of March 20, 2025, among TR Finance LLC, as issuer, Thomson Reuters Corporation, as guarantor, the subsidiary guarantors party thereto, Computershare Trust Company of Canada, as Trustee, and Deutsche Bank Trust Company Americas, as Trustee.

99.5	Second Supplemental Indenture, dated as of March 20, 2025, among TR Finance LLC, as issuer, Thomson Reuters Corporation, as guarantor, the subsidiary guarantors party thereto, Computershare Trust Company of Canada, as Trustee, and Deutsche Bank Trust Company Americas, as Trustee.

99.6	Third Supplemental Indenture, dated as of March 20, 2025, among TR Finance LLC, as issuer, Thomson Reuters Corporation, as guarantor, the subsidiary guarantors party thereto, Computershare Trust Company of Canada, as Trustee, and Deutsche Bank Trust Company Americas, as Trustee.

99.7	Fourth Supplemental Indenture, dated as of March 20, 2025, among TR Finance LLC, as issuer, Thomson Reuters Corporation, as guarantor, the subsidiary guarantors party thereto, Computershare Trust Company of Canada, as Trustee, and Deutsche Bank Trust Company Americas, as Trustee.

99.8	Fifth Supplemental Indenture, dated as of March 20, 2025, among TR Finance LLC, as issuer, Thomson Reuters Corporation, as guarantor, the subsidiary guarantors party thereto, Computershare Trust Company of Canada, as Trustee, and Deutsche Bank Trust Company Americas, as Trustee.